Exhibit 99.1

CLEARMIND MEDICINE INC.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

CLEARMIND MEDICINE INC.

Index of Financial Statements

As of October 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Clearmind Medicine Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Clearmind Medicine Inc. and its subsidiaries (the “Company”) as of October 31, 2022 the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company’s accumulated losses and the additional funds needed to maintain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 31, 2023

We have served as the Company’s auditor since 2023.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Clearmind Medicine Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Clearmind Medicine Inc. (the “Company”) as at October 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended October 31, 2021 and 2020 and related notes (collectively, the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2021, and the results of their operations and cash flows for the years ended October 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph Regarding Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has not generated any revenues, has negative cash flow from operations, and has an accumulated deficit. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits, we are required to obtain an understanding of the Company’s internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and that: (i) relate to accounts or disclosures that are material to the financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ SATURNA GROUP CHARTERED PROFESSIONAL ACCOUNTANTS LLP

Saturna Group Chartered Professional Accountants LLP

We have served as the Company’s auditor since 2017.

Vancouver, Canada

March 8, 2022, except as to Note 1(c) which is as of October 19, 2022

CLEARMIND MEDICINE INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	October 31, 2022	October 31, 2021
Assets
Current assets
Cash and cash equivalents	$175,768	$4,599,437
Other receivables	69,518	160,866
Related parties (Note 7b)	64,134	–
Prepaid expenses	19,443	160,063
Short-term investment (Note 6)	264,449	–

Total current assets	593,312	4,920,366

Non-current assets

Property and equipment (Note 4)	17,610	20,578
Intangible assets (Note 3)	177,797	198,039
Restricted cash	20,000	20,000
Right-of-use asset (Note 5)	48,768	–
Deferred offering costs	270,487	–

Total non-current assets	534,662	238,617

Total assets	$1,127,974	$5,158,983

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$1,906,706	$348,895
Due to related parties (Note 7)	281,844	8,260
Derivative liability (Note 8c)	396,597	–
Lease liability (Note 5)	52,399	–

Total liabilities	$2,637,546	$357,155

Shareholders’ (deficit) equity

Share capital and share premium (Note 8)	9,153,900	7,905,514
RSU reserve (Note 11)	672,945	154,000
Warrants (Note 9)	626,641	342,000
Share-based payment reserve (Note 10)	1,915,895	839,457
Accumulated other comprehensive loss	(29,004)	–
Accumulated deficit	(13,849,949)	(4,439,143)

Total shareholders’ equity (deficit)	(1,509,572)	4,801,828

Total liabilities and shareholders’ equity (deficit)	$1,127,974	$5,158,983

Approved and authorized for issuance on behalf of the Board on January 29, 2023:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, Director, CFO	Adi Zuloff-Shani, Director, CEO

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020

Operating expenses
General and administrative (Note 17)	$4,327,334	$3,029,730	$233,220
Research and development (Note 18)	4,205,245	646,487	–
Total operating expenses	8,532,579	3,676,217	233,220
Loss before other expenses	(8,532,579)	(3,676,217)	(233,220)

Impairment of exploration and evaluation assets	–	(10,000)	(179,689)
Finance expenses

Unrealized loss on short-term investment (Note 6)	(420,646)	–	–
Foreign exchange loss	(552)	(33,528)	–
Interest expense	(19,678)	–	–
Change in fair value of derivative liability (Note 8c)	(396,597)	–	–
Total finance expenses	(837,473)	(33,528)	–
Loss Before taxes	(9,370,052)	(3,719,745)	(412,909)
Tax expenses	(40,754)	–	–
Net Loss	(9,410,806)	(3,719,745)	(412,909)
Other comprehensive loss for the year
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(29,004)	–	–
Comprehensive loss	$(9,439,810)	$(3,719,745)	$(412,909)
Loss per share (*), basic and diluted	$(7.24)	$(4.01)	$(0.76)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	1,300,050	927,345	543,902

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

	Share capital and share premium				Share-based	Accumulated other		Total
	Number of shares (*)	Amount	RSU reserve	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity (deficit)
Balance, October 31, 2019	370,000	$293,000	$–	$–	$147,302	$–	$(306,489)	$133,813
Issuance of shares for private placement	270,858	650,000	–	–	–	–	–	650,000
Share issuance costs	–	(51,300)	–	–	–	–	–	(51,300)
Net loss for the year	–		–	–	–	–	(412,909)	(412,909)
Balance, October 31, 2020	640,858	$891,700	$–	$–	$147,302	$–	$(719,398)	$319,604
Issuance of shares for private placement	610,000	7,725,000		–	–	–	–	7,725,000
Share issuance costs	–	(711,186)	–	–	–	–	–	(711,186)
RSU reserve for vested RSU’s	–	–	154,000	–	–	–	–	154,000
Issuance of warrants for cash	–	–	–	375,000	–	–	–	375,000
Warrants issuance costs	–	–	–	(33,000)	–	–	–	(33,000)
Share-based compensation	–	–	–	–	692,155	–	–	692,155
Net loss for the year	–	–	–	–	–	–	(3,719,745)	(3,719,745)
Balance, October 31, 2021	1,250,858	$7,905,514	$154,000	$342,000	$839,457	$–	$(4,439,143)	$4,801,828
Net loss for the year	–	–	–	–	–	-	(9,410,806)	(9,410,806)
Foreign currency translation gain	–	–	–	–	–	(29,004)	–	(29,004)
Total comprehensive loss for the year	–	–	–	–	–	(29,004)	(9,410,806)	(9,439,810)
RSU reserve for vested RSU’s	–	–	372,598	–	–	–	–	372,598
RSU reserve for services	–	–	133,734	–	–	–	–	133,734
Shares issued for services	2,667	52,800	12,613	–	–	–	–	65,413
Issuance of shares and warrants to Medigus net of issuance costs (Note 8(c))	66,245	1,195,586	–	284,641	–	–	–	1,480,227
Share-based compensation	–	–	–	–	1,076,438	–	–	1,076,438
Balance, October 31, 2022	1,319,770	$9,153,900	$672,945	$626,641	$1,915,895	$(29,004)	$(13,849,949)	$(1,509,572)

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these consolidated financial statements)

CLEARMIND MEDICINE INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020

Operating activities
Net loss	$(9,410,806)	$(3,719,745)	$(412,909)

Adjustments for:
Amortization of intangible assets	20,242	–	–
Amortization of right-of-use asset	82,802	–	–
Interest on lease liability	19,699	–	–
Depreciation of property and equipment	10,335	2,572	–
Impairment of exploration and evaluation assets	–	10,000	179,689
Change in fair value of derivative liability	396,597	–	–
Share-based compensation	1,648,183	846,155	–
Unrealized loss on short-term investment	420,645	–	–
Tax expenses	40,754	–	–

Movements in working capital:
Decrease (increase) in amounts receivable	27,214	(157,740)	(28)
Decrease (increase) in prepaid expenses	140,620	(160,063)	–
Increase (decrease) in accounts payable and accrued liabilities	1,246,570	343,597	(7,444)
Increase (decrease) in due to related parties	273,584	195	(23,760)
Net cash used in operating activities	(5,083,561)	(2,835,029)	(264,452)

Investing activities
Acquisition of property and equipment	(7,593)	(23,150)	–
Acquisition of intangible assets	–	(198,039)	–
Exploration and evaluation asset expenditures	–	(10,000)	(10,000)
Mineral tax credits received	–	–	4,905
Restricted cash	–	(20,000)	–

Net cash used in investing activities	(7,593)	(251,189)	(5,095)

Financing activities
Proceeds from issuance of shares and warrants, net (Note 8c)	795,133	7,355,814	598,700
Interest paid	(19,699)	–	–
Repayment of lease liabilities	(77,031)	–	–

Net cash provided by financing activities	698,403	7,355,814	598,700
Effect of foreign exchange rate changes	(30,918)	–	–
Net increase (decrease) in cash and cash equivalents	(4,423,669)	4,269,596	329,153
Cash and cash equivalents at beginning of year	4,599,437	329,841	688
Cash and cash equivalents at end of year	$175,768	$4,599,437	$329,841

Supplementary disclosure of cash flow information:
Non-cash financing and investing activities
Shares obtained from Medigus in issuance of shares and warrants (Note 8c)	$621,695	$–	$–
Deferred offering costs included in non-current assets	270,487	–	–
Right of use assets obtained in exchange for lease liabilities	$126,077	$–	$–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (formerly Cyntar Ventures Inc.) (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company changed its name from Cyntar Ventures Inc. to Clearmind Medicine Inc. on March 24, 2021. The Company’s previous business was carrying out mining exploration operations and was involved in the exploration of the Lorn mineral property located in the Clinton and Lillooet Mining Divisions of British Columbia. Effective May 18, 2021, the Company is in the business of researching, developing and marketing proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products. The Company’s head office is located at Suite 101, 1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s Israeli subsidiary (Clearmindmed Ltd.) provides research and development services to the Company.

On November 14, 2022, the Company completed a public offering for aggregate gross proceeds of US$7.5 million and up listing to the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol CMND on both the Nasdaq and the Canadian Securities Exchange (“CSE”) in Toronto.

b.	Going concern

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the year ended October 31, 2022, the Company has not generated any revenues and has negative cash flow from operations of $5,083,561. As of October 31, 2022, the Company has an accumulated deficit of $13,849,949 and a negative working capital of $2,044,234. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors may cast substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors approved a 1-for-30 reverse split of its issued and outstanding ordinary shares, effective as of September 30, 2022, pursuant to which holders of the Company’s ordinary shares received 0.0333 of an ordinary share for every one ordinary share.

All issued and outstanding ordinary shares or instruments convertible into ordinary shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Ltd. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in Canadian dollars, which is the Company’s functional currency.

b.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

c.	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance, which are readily convertible to known amounts of cash, and which are subject to insignificant risk of changes in value to be cash equivalents.

d.	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

e.	Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation of property and equipment is provided using the straight-line method at the following rates approximating their estimated useful lives:

Research and development equipment	3 years

f.	Intangible Assets

Intangible assets consist of patents and patent applications acquired to be used in pre-clinical drug research programs. Intangible assets are carried at cost less accumulated amortization and impairment losses and are capitalized when the costs can be measured reliably, and it is probable that future economic reliably benefits that are attributable to the asset will flow to the Company. The Company amortizes patents over the term of the patent.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

g.	Impairment of Non-Current Assets

At each reporting date, the Company reviews the carrying amounts of its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount through an impairment charge to the consolidated statement of operations and comprehensive loss.

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. When an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion and amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the consolidated statement of operations and comprehensive loss.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

h.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in the consolidated statement of operations and comprehensive loss.

Fair value estimates are made at the statement of financial position date based on relevant market information and information about the financial instrument. All financial instruments are classified into either: FVTPL or amortized cost.

The Company has made the following classifications:

Cash	Amortized cost
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Short-term investments Derivative liability	FVTPL FVTPL

Financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as FVTPL. A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

h.	Financial Instruments (continued)

Financial assets at amortized cost

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. Subsequent to initial recognition, financial assets are measured at amortized cost using the effective interest method, less any impairment.

Subsequent to initial recognition, financial liabilities are measured at amortized cost, unless designated as FVTPL.

Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been decreased.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are offset against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of operations and expected comprehensive loss (“ECL”). Loss allowances are based on the lifetime ECL’s that result from all possible default events over the expected life of the trade receivable, using the simplified approach.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of operations and ECL to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

h.	Financial Instruments (continued)

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized as the proceeds received, net of direct issue costs.

Other financial liabilities

Other financial liabilities (including loans and borrowings and trade payables and other liabilities) are initially measured at fair value, net of transaction costs. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derivative financial instruments

If a hybrid contract contains a financial asset, the embedded derivative is not separated from the host. Such hybrid contracts are measured in their entirety at amortized cost or at fair value, based on the criteria for determining the characteristics of the business model and contractual cash flows.

If the financial asset host is not within the scope of the FASB, the embedded derivative is separated from the host and accounted for as a derivative when the economic risks and characteristics of the embedded derivative are not closely related to the economic risks and characteristics of the host, the embedded derivative meets the definition of a derivative and the hybrid contract is not measured at fair value with the changes in FVTPL.

Reassessment of the need to separate an embedded derivative only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

i.	Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the consolidated statement of operations and ECL. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the statement of financial position method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

j.	Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar. The functional currency for the Company and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar, while the functional currency of its Israeli subsidiary is the New Israeli Shekel (“NIS”).

Transactions denominated in currencies other than the functional currency are translated using the exchange rate in effect on the transaction date or at the annual average rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange in effect at the consolidated statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in the consolidated statement of operations and comprehensive loss.

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations and ECL items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations and ECL items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss).

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

k.	Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service. The fair value of services received from consultants cannot be reliably measured; therefore, the fair value of the underlying equity instruments was utilized for all periods presented.

All equity-settled share-based payments are reflected in share-based payment reserve, unless exercised. Upon exercise, shares are issued and the amount reflected in share-based payment reserve is credited to share capital, adjusted for any consideration paid.

l.	Restricted Share Units

The Company recognizes compensation expense for restricted share units (“RSU’s”) awarded based on the grant-date fair value of the common shares. The grant-date fair value, which is determined by multiplying the Company’s share price by the number of RSU’s granted, is amortized over the vesting period and is included in compensation expense with a corresponding increase in reserves. If RSU’s are for services that have been provided and are non-cancellable, the Company recognizes the full cost of the RSU’s on the date of grant. The amount recognized is adjusted to reflect the number of RSU’s expected to eventually vest.

m.	Leases

The Company’s lease includes an office rental. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use (“ROU”) asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities was estimated at 20%.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

m.	Leases (continued)

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both, the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the ROU asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the ROU asset or the lease period, whichever is shorter.

Interest on the lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The Company applied the following practical expedients:

●	Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

●	The practical expedient for short-term leases is applied.

n.	Employee benefits

1)	Pension and retirement benefit obligations

The Company operates a number of post-employment defined contribution plans.

A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The fund assets are not included in the Company’s statement of financial position.

The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The Option Plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the Option Plans meet the definition of a defined contribution plans as defined above. The expenses in respect of defined contribution plans during the years ended October 31, 2022, 2021 and 2020 were CAD$42,526, CAD$69,147 and nil, respectively.

2)	Vacation and recreation pay

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the period of employment. The Company records a liability and an expense for vacation and recreation pay, based on the benefit accumulated for each employee.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

o.	Research and Development

Research costs are charged to operations as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Company intends to or has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statement of operations and comprehensive loss as incurred. The Company has not capitalized any development costs for the years ended October 31, 2022, 2021 and 2020.

p.	Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share is the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive. As of October 31, 2022, the Company had 792,571 (2021 – 645,222, 2020 - nil) potentially dilutive shares outstanding.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

q.	The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in- process equity financing until such financing is consummated After consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses.

r.	Accounting Standards Issued But Not Yet Effective

i.	In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential effect of the adoption on the financial position and results of operations.

ii.	Classification of liabilities:

The IASB issued a narrow-scope amendment to IAS 1, in January 2020, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The Company early adopted the narrow-scope amendment to IAS 1 on January 1, 2019, with no effect to the Company’s financial statements.

On October 31, 2022, the IASB published Non-current Liabilities with Covenants (Amendments to IAS 1) to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments are effective for reporting periods beginning on or after January 1, 2024.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

3.	Intangible Assets

Intangible assets are comprised of the following:

Patents

Cost:

Balance, October 31, 2021	$198,039

Addition	–

Balance, October 31, 2022	$198,039
Accumulated amortization:

Balance, October 31, 2021	$–

Addition	20,242

Balance, October 31, 2022	$20,242

Carrying amounts:

Balance, October 31, 2021	$198,039

Balance, October 31, 2022	$177,797

On May 4, 2021, the Company entered into an assignment agreement to acquire certain intellectual property including a patent for “Binge Behavior Regulators,” which has been granted in the U.S., Europe, China and India, with pending divisional applications in Europe and the U.S, and a patent for “Alcohol Beverage Substitute,” which has been approved for a European patent, with pending applications in the U.S., China and India. In consideration for the acquired intellectual property, the Company paid $198,039 (US$160,000). The patents are amortized over their estimated remaining life of 14.6 years.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

4.	Property and Equipment

Property and equipment is comprised of the following:

Research and development equipment

Cost
Balance, October 31, 2021	$23,150

Addition	7,593
Foreign currency translation	55

Balance, October 31, 2022	$30,798
Accumulated depreciation:

Balance, October 31, 2021	$2,572

Addition	10,335
Foreign currency translation	281

Balance, October 31, 2022	$13,188
Carrying amounts:

Balance, October 31, 2021	$20,578

Balance, October 31, 2022	$17,610

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

5.	Leases

On July 1, 2021, the Company entered into a lease agreement (“2021 Lease”) with Scisparc Ltd, a related party (“Scisparc”) and a third party for a total area of approximately 240m2, of which the Company occupies approximately 120m2 for the Company’s offices, in Tel Aviv, Israel. The lease expires on June 30, 2023. The Company, Scisparc and the third party have an option to extend the 2021 Lease for an additional three-year period. The Company’s base rent was ILS11,000 per month ($4,464) during the term of the 2021 Lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 20%. On December 31, 2021, the third party elected to leave the office space, and a new lease agreement was signed with the Company and the related party. As a result, the Company’s base rent was increased to ILS 18,200 per month ($7,382). See Note 7b.

ROU office space

Balance, October 31, 2021	$–

Addition	126,077
Accumulated depreciation	(82,802)
Foreign currency fluctuation	5,493

Balance, October 31, 2022	$48,768

Lease liability

Balance, October 31, 2021	$–

Addition	124,027
Lease payments	(96,730)
Interest expense	19,699
Foreign currency translation	5,403

Balance, October 31, 2022	$52,399

Amounts recognized in profit or loss

Year ended
October 31,
2022
Depreciation	$82,802
Interest	19,699
Foreign currency fluctuation	(90)

$102,411

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

6.	Short-term Investment

Pursuant to the Share Exchange Agreement (as defined in Note 8(c)) with Medigus Ltd (“Medigus”), on February 14, 2022, the Company received 27,778 (*) common shares of Medigus (the “Medigus Agreement”).

As of October 31, 2022, the Company holds 27,778 common shares of Medigus (approximately 7.7%) with a total fair value of $264,449. The fair value of common shares held was determined by reference to public price quotations in an active market. See Note 12.

	October 31, 2021	Additions	Unrealized loss	October 31, 2022

Medigus Ltd. – Shares	$–	$685,095	$(420,646)	$264,449

*	The share amount is following the Medigus 1:15 share split from November 14, 2022.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

7.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended	Year ended
	October 31,	October 31,
	2022	2021
Officers:
Payroll and other short-term benefits	$–	$405,632
Consulting fees	615,413	68,000
Share based compensation	1,047,017	245,677
	$1,662,430	$719,309
Directors:
Directors’ fees	$170,266	$52,000
Share based compensation	59,353	23,501
	$229,619	$75,501

(ii)	Balances with related parties

	October 31,	October 31,
	2022	2021
Amounts owed to officers	$185,830	$2,260
Amounts owed to directors	96,014	6,000
	$281,844	$8,260

b.	On March 7, 2022, the Company signed an agreement with SciSparc, pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc, which may have similar or different objectives than the Company’s. Such activities could detract from the time these people have to allocate to the Company’s affairs. To date, no determination has been made to pursue the joint venture and the development of the research activities with SciSparc remains in a very early stage. For the year ended October 2022, the Company received $194,205 as a reimbursement for research and development expenses conducted within the framework of the Cooperation Agreement. As of October 31, 2022, $64,134 is owed to the Company (2021 – nil).

c.	The Company shares office space with SciSparc – see note 5.

d.	See Note 19b for details of bonuses paid to certain related parties subsequent to the balance sheet date.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

8.	Share Capital

The Company’s Authorized share capital is unlimited common shares without par value share capital consists of:

As of October 31, 2022, the number of shares issued and outstanding are 1,319,770 (October 31, 2021 - 1,250,858).

On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts and instruments convertible into shares have been retroactively restated for all periods presented.

Share transactions during the year ended October 31, 2022:

a.	On November 26, 2021, the Company issued 1,333 shares of common stock with a fair value of $28,800 to the Chief Science Officer (“CSO”) of the Company as per the agreement described in Note 14(a).

b.	On February 14, 2022, the Company issued 1,334 shares of common stock with a fair value of $24,000 to the CSO as per the agreement described in Note 14(a).

c.	On February 14, 2022, the Company closed the Medigus Agreement, whereby the Company issued a total of 66,245 units to Medigus in consideration for $953,925 (US$750,000) (“Cash Financing”) and 416,667 common shares of Medigus (“Share Exchange Agreement”). Each unit was comprised of one common share and one warrant, with each warrant exercisable at $60.00 per common share for a period of 18 months.

Pursuant to the Cash Financing, the Company issued 39,747 units at $24.00 per unit for proceeds of $953,925 (US$750,000) consisting of common shares with a fair value of $763,140 and warrants with a fair value of $190,785.

In connection with the Cash Financing, the Company incurred a finder’s fee of $95,393 (US$75,000), which was charged to the statement of changes in shareholders’ equity (deficit).

Pursuant to the Share Exchange, the Company issued 26,498 units with a fair value of $621,695, consisting of common shares with a fair value of $508,760 and warrants with a fair value of $112,935. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 1.43%, expected life of 1.5 years, and volatility of 107.46%.

In connection with the Share Exchange, the Company incurred finder’s fees of $63,399 (US$50,000), which were charged to the statement of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

On June 29, 2022, the Company signed an amendment to the Medigus Agreement (“Medigus Amended Agreement”), pursuant to which, in the event of an initial public offering, Medigus would receive, in respect of the Cash Financing, for no additional consideration, the number of shares necessary to maintain an ownership percentage of the Company’s shares equal to the level of ownership it had at the time of the Medigus Agreement. See Note 19a for details of the issuance of further shares and warrants subsequent to the reporting period.

As of October 31, 2022, the Company recorded the fair value of this derivative financial liability in the amount of $396,597 as a current liability.

In addition, Medigus will be entitled to 10% of the initial equity of a potential venture in the area of psychedelics, in connection with a research project currently conducted according to an agreement between the Company and the commercialization arm of a leading Israeli academic institution.

Share transactions during the year ended October 31, 2021:

d.	On April 9, 2021, the Company issued 333,333 common shares at $4.50 per share for gross proceeds of $1,500,000. In connection with this private placement, the Company paid a finder’s fee of $117,186.

e.	On June 22, 2021, the Company issued 276,666 units at $22.50 per unit for gross proceeds of $6,225,000. Each unit consisted of one common share and one share purchase warrant exercisable at $37.50 per common share expiring on December 22, 2022. In connection, with this private placement, the Company paid finders’ fees of $594,000.

Share transactions during the year ended October 31, 2020:

f.	On March 12, 2020, the Company issued of 270,833 common shares at $2,40 per share for gross proceeds of $650,000. The Company incurred share issuance costs of $51,300 in connection with this private placement.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

9.	Share Purchase Warrants

The following table summarizes the continuity of the Company’s share purchase warrants:

	Number of warrants	Weighted average exercise price

Balance, October 31, 2020	–	$–

Issued (a)	526,666	21.84

Balance, October 31, 2021	526,666	21.84

Issued (b)	66,245	60.00

Balance, October 31, 2022	592,911	$26.10

a.	On April 22, 2021, the Company issued 250,000 warrants for proceeds of $375,000. Each warrant is exercisable into one common share at $4.50 per share expiring on April 22, 2024. In connection with this private placement, the Company paid a finder’s fee of $33,000.

b.	On February 14, 2022, the Company completed the Medigus Agreement, whereby the Company issued a total of 66,245 units to Medigus in consideration for $953,925 (US$750,000) (“Cash Financing”) and 416,667 common shares of Medigus (“Share Exchange”). Each unit was comprised of one common share and one warrant, with each warrant exercisable at $60.00 per common share for a period of 18 months.

As of October 31, 2022, the following share purchase warrants were outstanding:

Number of warrants outstanding	Exercise price	Expiry date

250,000	$4.50	April 22, 2024
276,666	$37.50	December 22, 2022
66,245	$60.00	August 14, 2023

592,911

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

10.	Stock Options

On September 1, 2021, the Company implemented a stock option plan pursuant to which stock options may be granted to directors, officers, employees, and consultants of the Company. The Board of directors is authorized to grant the maximum number of common shares reserved for issuance in any 12-month period to anyone, optionee, other than a consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant and the maximum number of common shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of common shares at the date of the grant.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price

Outstanding, October 31, 2020	–	$–

Granted (i)	111,889	20.67

Outstanding, October 31, 2021	111,889	20.67

Granted (ii)	86,333	20.68

Cancelled (iii)	(40,556)	21.56

Outstanding, October 31, 2022	157,666	$20.45

Exercisable, October 31, 2022	71,194	$20.30

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

10.	Stock Options (continued)

Additional information regarding stock options outstanding as of October 31, 2022, is as follows:

	Outstanding			Exercisable
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price

$5.55	16,000	3.57	$5.55	6,667	$5.55
$16.80	29,333	9.26	16.80	12,500	16.80
$20.40	12,667	9.11	20.40	12,667	20.40
$22.50	35,000	3.57	22.50	15,833	22.50
$23.40	6,000	6.50	23.40	2,250	23.40
$24.00	31,333	9.26	24.00	7,833	24.00
$24.90	4,000	3.89	24.90	4,000	24.90
$25.20	20,000	3.67	25.20	8,333	25.20
$30.00	3,333	9.11	30.00	1,111	30.00

	157,666	6.45	$20.45	71,194	$20.30

i)	During the year ended October 31, 2021, the Company granted 111,889 stock options to officers, directors and consultants with weighted average exercise price of $20.67 per Common Share. The options vest over 3 years with expiration dates between 5 to 10 years.

ii)	During the year ended October 31, 2022, the Company granted 86,333 stock options to officers, directors and consultants with weighted average exercise price of $20.68 per Common Share. The options vest over 3 years with expiration dates between 5 to 10 years.

iii)	On July 2, 2022, 6,667 options canceled with a fair value of $17,649. On May 7, 2022, 33,333 options canceled with a fair value of $92,170. On May 1, 2022 ,556 options canceled with a fair value of $3,959.

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	2022	2021

Risk-free interest rate	2.05%	0.89%
Expected life (in years)	8.67	5
Expected volatility	94.09%	98%

The portion of the total fair value of stock options expensed during the year ended October 31, 2022, was $1,101,438 (2021 - $692,155) which was recorded as share-based payment reserve and charged to operations. The weighted average grant date fair value of stock options granted during the year ended October 31, 2022, was $12.75 (2021 - $13.80) per share.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

11.	Restricted Share Units

On August 4, 2021, the Company approved an RSU plan, which is designed to provide certain directors, officers, employees, and consultants of the Company with the opportunity to acquire RSU’s of the Company. Each unit is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

During the year ended October 31, 2022, the Company recognized RSU reserve of $518,945 (2021 - $154,000) related to vested RSU’s.

The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price

Balance, October 31, 2020	–	$–

Granted	6,667	23.10
Vested	(6,667)	23.10

Balance, October 31, 2021	–	–

Granted	51,339	10.57
Vested	(42,006)	11.07

Balance, October 31, 2022	9,333	$8.30

12.	Financial Instruments and Risk Management

a.	Fair Values

Fair value measurements are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

12.	Financial Instruments and Risk Management (continued)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2022, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2022
Short-term investment	$264,449	$–	$–	$264,449
Derivative liability	–	396,597	–	396,597

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash   and other receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in NIS and U.S dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as of October 31, 2022. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of October 31, 2022.

Cash	$169,715
Amounts receivable	47,846
Accounts payable and accrued liabilities	(475,464)
Due to related parties	(198,146)

Total foreign currency financial assets and liabilities	$(456,049)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(45,605)

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

12.	Financial Instruments and Risk Management (continued)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of October 31, 2022 and 2021:

2022	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$1,906,706	$1,906,706	$–
Due to related parties	281,844	281,844	–
Derivative liability	396,597	396,597
Lease liability	52,399	52,399	–
	$2,637,546	$2,637,546	$–

2021	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$348,895	$348,895	$–
Due to related parties	8,260	8,260	–
	$357,155	$357,155	$–

13.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, RSU reserve, warrants reserve, and options reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2022.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

14.	Commitments

a.	On November 1, 2020 (as amended on May 12, 2021), the Company entered into an agreement to acquire the rights, title, and interest in certain patents and patent applications in exchange for entering into a consulting services agreement with the consultant. The consultant will become the Company’s scientific consultant and will be compensated with a monthly fee of $5,000 starting on February 1, 2021. The Company is to issue the consultant 16,000 common shares in equal instalments, at the end of each quarter, commencing with the ending of the first complete quarter after the date on which the Canadian Securities Exchange (“Listing Date”) has provided its final approval to the Company’s change of business, over a period of three years. The Company is to also grant the consultant 16,000 stock options which will be exercisable at $5.55 per common share (granted). The stock options will vest in equal parts at the end of each quarter commencing with the ending of the first complete quarter after the Listing Date, over a period of three years. During the year ended October 31, 2022, the Company recognized share-based compensation of $133,734 (2021 - $nil) related to the RSU reserve pursuant to the agreement. As of October 31, 2022, the Company has issued 2,667 (2021 – $0) common shares pursuant to the agreement (Note 8).

b.	Effective January 1, 2022, the Company entered into advisory agreements with three advisors of the Company, whereby the Company agreed to issue each consultant 666 RSU’s at the end of each month commencing January 31, 2022, for an initial term of 12 months. During the year ended October 31, 2022, the Company recognized share-based compensation of $228,100 related to RSU’s. As of October 31, 2022, a total of 20,000 shares are issuable to the 3 advisors in consideration for 10 months of services (Note 11).

c.	On March 1, 2022, the Company entered into an advisory agreement with a consultant, whereby the Company agreed to pay the consultant ILS 20,000 ($7,752) and 666 RSU’s per month for a period of 12 months. During the year ended October 31, 2022, the Company recognized share-based compensation of $52,633 related to RSU’s. As of October 31, 2022, a total of 5,333 shares are issuable to the advisor in consideration for 8 months of services (Note 11).

d.	On March 14, 2022, the Company entered an agreement with a consultant, whereby the Company agreed to issue the consultant RSU’s equivalent to US$10,000 per month for a period of three months. The term is automatically renewed unless terminated by the Company with three days’ written notice within the initial term or thirty days in a subsequent term. His agreement is still in effect. During the year ended October 31, 2022, the Company recognized share-based compensation of $91,864 related to RSU’s. As of October 31, 2022, a total of 9,994 shares are issuable to the advisor in consideration for 7 months of services (Note 11).

e.	On May 23, 2022, the Company entered an agreement with a consultant, whereby the Company agreed to issue the consultant RSU’s equivalent to US$10,000 per month for a period of three months. The term is automatically renewed unless terminated by the Company with three days’ written notice within the initial term or thirty days in a subsequent term. During the year ended October 31, 2022, the Company recognized share-based compensation of $65,413 related to RSU’s.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

14.	Commitments (continued)

f. Research Agreements

The Company entered into research agreements with scientists from several universities in Israel. The purpose of these studies is to further explore, invent and create innovative molecules that will lead to new psychotherapy drug candidates intended for the treatment of widespread and underserved mental illness.

These research agreements include:

Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum

Effective as of November 8, 2021, the Company entered with Yissum into a framework agreement for the conduct of research, pursuant to which we may request Yissum from time to time to provide the Company with certain research services to be performed in each such event according to an agreed upon research program that will define the applicable research project, the project’s plan, and the identity of the researcher/s and the consideration we should pay for it.

With respect of each of such research, the results of the research will be owned by the Company, except that in the event a research results in a patentable invention, the patent/s shall be jointly owned with Yissum, such that to the extent the Company is interested to obtain an exclusive license under Yissum’s rights – the Company has the option to negotiate a license agreement with Yissum that would provide for the compensation terms to Yissum.

The Company has a right to terminate each of such researches, at any time, upon a 45 days prior written notice to Yissum, provided that fees already shall not be refunded, and that any accrued fees and expenses due based on work duly performed until the date of termination – shall be paid to Yissum regardless of the termination. In addition, each of these researches may be terminated by either party due to a material breach committed by the other party which is not cured within 30 days of notice.

Pursuant to the framework agreement, the Company commenced two research programs, as more fully set out below.

In November 2021, the Company commenced a research program, pursuant to which Professor Yossi Tam would oversee Yissum’s research of MEAI on food intake, metabolic and activity profiles. The research period spans from November 1, 2021 until November 1, 2022. As consideration, the Company paid and amount of $131,625 to Yissum.

In January 2022, the Company commenced a second research program, pursuant to which Professor Amiram Goldblum, a researcher for the Hebrew-University, would oversee screening and scoring of a psychedelic compound. The research period spans from January 1, 2022 until August 31, 2022. As consideration, the Company paid an amount of NIS 17,500 (approximately $5,443) to Yissum on the signing of the statement of work.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

14.	Commitments (continued)

f. Research Agreements (continued)

 Agreement with BIRAD

In November 2021, the Company entered into a research agreement with BIRAD, whose offices are located at Bar-Ilan University in Ramat Gan, Israel, pursuant to which Professor Gal Yadid would oversee BIRAD’s research into the safety, efficacy, and other characteristics of MEAI. The research period of the agreement spans from November 8, 2021, until May 8, 2023. As consideration, the Company has agreed to pay BIRAD a research fee of $493,167 to be paid in installments (50% of such research fee already having been paid) based on meeting certain milestone achievements. The intellectual property stemming from the results of the research will belong to the Company, except that in the event a patentable invention is conceived under the agreement, the Company and BIRAD will own it jointly, and the Company will has the option to negotiate an exclusive royalty-bearing license to BIRAD’s ownership rights in such jointly owned invention. This license with BIRAD would provide for the compensation terms of the Company subject under the license which includes the rate and terms of royalty payments.

To date, there has been one jointly owned provisional patent that has been conceived under the agreement with BIRAD, in connection with use of MEAI in methods for treating cocaine addiction. The Company has approached BIRAD to initiate the negotiations on the terms of the exclusive license agreement, the royalty rates, and the term of the obligation to pay royalty.

The Company has the right to terminate the foregoing research agreement at any time upon a 45 days prior written notice to BIRAD, provided that the Company pay for the tasks performed by BIRAD until the termination date and that any irrevocable payment commitment shall be paid for. In addition, the agreement can be terminated (i) by us if Prof. Gal Yadid ceases to supervise the research and BIRAD fails to identify a substitute acceptable to us; and (ii) bye either party in the event of a material breach committed by the other party and not cured within 30 days of notice. If the breach is a failure to pay the research fees to BIRAD then the Company will only has one opportunity to cure.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

15.	Segmented Information

As of October 31, 2022, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel. The Company’s head office is in Vancouver, BC, Canada.

The Company’s non-current assets by geographical location are as follows:

October 31, 2022	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$53,339	$53,339	$71,119	$177,797
Property and equipment	–	–	–	17,610	17,610
Restricted cash	20,000	–	–	–	20,000
ROU asset	–	–	–	48,768	48,768
Deferred offering costs	–	270,487	–	–	270,768

	$20,000	$323,826	$53,339	$137,497	$534,662

October 31, 2021	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$59,412	$59,412	$79,215	$198,039
Property and equipment	–	–	–	20,578	20,578
Restricted cash	20,000	–	–	–	20,000

	$20,000	$59,412	$59,412	$99,793	$238,617

16.	Income Taxes

Tax rates applicable to the Company:

The combined Canadian federal and provincial statutory income tax rate is 27% for years ended October 31, 2022, 2021 and 2020 and the Israeli statutory corporate tax rate were 23% in 2022, 2021, and 2020.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2022 $	2021 $	2020 $

Canadian statutory income tax rate	27%	27%	27%

Income tax recovery at statutory rate	(2,540,729)	(1,052,847)	(111,485)

Tax effect of:
Permanent differences and other	457,916	(4,443)	(14,070)
Tax rate difference for foreign jurisdiction	76,673	54,848	–
Change in unrecognized deferred income tax assets	2,046,894	1,002,442	125,555

Income tax provision	40,754	–	–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

16.	Income Taxes (continued)

As of October 31, 2022, the Company has Canadian non-capital losses carried forward of $8,785,000, which is available to offset future years’ taxable income in Canada. These losses expire as follows:

$

2037	6,671
2038	104,767
2039	102,087
2040	243,880
2041	1,642,704
2042	6,684,510
8,784,619

As of October 31, 2022, the Company has a non-capital loss carried forward of approximately $2,253,000 which is available to offset future years’ taxable income in Israel.

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

17.	General and Administrative Expenses

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020

Depreciation of ROU asset	$82,801	$–	$–
Consulting fees (Note 7)	262,674	712,122	153,000
Depreciation of property and equipment	10,335	2,572	–
Insurance	204,103	140,716	–
Investor relations	645,742	156,562	–
Office and miscellaneous	92,835	51,961	13,778
Professional fees	1,493,024	656,012	41,800
Salaries and benefits (Note 7)	125,975	405,632	–
Share-based compensation (Notes 7, 10 and 11)	1,291,638	846,155	–
Transfer agent and regulatory fees	118,207	57,998	24,642

Total general and administrative	$4,327,334	$3,029,730	$233,220

18.	Research and Development

	Year ended	Year ended	Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020

Research and preclinical studies	$2,984,677	$–	$–
Salaries, regulatory, professional and other expenses	909,194	646,487	–
Amortization of intangible assets	20,242	–	–
Share-based compensation (Notes 7, 10 and 11)	291,132	–	–

Total research and development	$4,205,245	$646,487	$–

CLEARMIND MEDICINE INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

19.	Subsequent Events

a.	On November 14, 2022, the Company completed an underwritten public offering of 1,153,847 shares at a price to the public of US$6.50 per share (CAD$8.65), for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 173,077 additional common shares, equal to 15% of the number of shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been US$6.50 per share (CAD$8.65). The Over-Allotment was not exercised. The offering closed on November 17, 2022. Net proceeds received were $8,860,757.

Aegis received 57,692 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of US $8.125 per share, exercisable six (6) months after the commencement of sales of this offering and expiring on a date which is no more than five (5) years after the commencement of sales of the offering.

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq under the symbol “CMND” on November 15, 2022.

Following the public offering, Medigus are entitled to receive 44,829 shares and 2,241 warrants pursuant to the Medigus Amended Agreement (see note 8c). As of the date of this report, the shares and warrants have not yet been issued.

b.	On November 1, 2022, the Company approved cash bonuses to certain officers and directors in the total amount of $300,700.